UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SPECIAL FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

EdenLedger, Inc. (dba FanVestor)

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11393

Delaware	83-2821019
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9663 Santa Monica Blvd, Suite 770 Beverly Hills, CA	90210
(Address of principal executive offices)	(Zip Code)

415-944-9430
Registrant’s telephone number, including area code

Non-Voting Common Stock
(Title of each class of securities issued pursuant to Regulation A)

i

In this Annual Report, the term “FanVestor,” “we,” “us”, “our” or “the Company” refers to EdenLedger, Inc. (dba FanVestor).

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

OUR BUSINESS

Overview

Our original concept was created by Michael Golomb, founder and CEO back in 2017, resulting in EdenLedger, Inc.’s incorporation on December 13, 2018 under the laws of Delaware. EdenLedger’s predecessor company, EdenCoin, Inc. was a corporation formed on July 7, 2017, under the laws of Delaware. Michael Golomb, the founder and CEO of both companies, owned 100% of the Voting Common Stock of both companies. The Company, through its subsidiary, FanVestor CF, LLC completed is SEC and FINRA registration to operate as a compliant funding portal creating a new ecosystem that enables fans, both accredited and non-accredited, to invest in and support the projects and businesses of their favorite celebrity talent brands – tv/film stars, music artists, athletes, fashion designers, and e-sport competitors and organizations. Additional services are carried out by the Company itself on the FanVestor investment platform. Celebrities harness the power of their fan bases, and raise funds for their next project, business endeavor and/or charity. We have taken a dual approach to the talent/fan relationship.

First, because we are focused exclusively on celebrity talent brands across industries, we have created a platform that allows them to both retain creative control of their business or projects and a “safe zone” that allows talent to be in a group of their peers. Because of the public nature of celebrity, their brand image is often priority number one, and being amongst their peers creates an acceptable situation. This is especially important when looking to raise investments, as no celebrity wants to appear to be in need of money. In addition, because our platform focuses on the talent-fan relationship, celebrities are able to position any fundraising as a “thank you” to fans and giving them a chance to get in on their potentially lucrative business venture. This starts with the talent and their management teams identifying a project and business goals (new business or existing business expansion, product launch, social good campaign/charity, NFT, etc.). FanVestor then identifies the product offering(s) that aligns best to the project type, business goals and talent brand image and begins organizing a launch strategy. Talent then announces their project to their fans across all social media, email databases, and press inviting fans to get in on their next business, product, charity fundraise or NFT (“Non-Fungible Token”). Fans will visit FanVestor on the web app or their mobile device to learn about the offering and commit to participation via a securities investment, product purchase, charitable donation or NFT auction. FanVestor helps manage the communications with fans from lead to commitments to post-purchase.

Secondly, we are attracting fans to our platform to participate in celebrity crowdfunding projects. We will be working with talent across multiple categories with the intention of creating the largest database of celebrity fans and superfans. As they invest, we will be able to leverage their data and profile to create repetitive success for every talent project and intend to become the only place celebrities will go to raise funds for projects, business endeavors and charities across a diverse group of fans, including their own.

We believe that FanVestor is the only platform of its kind in the global crowdfunding nation. We aim to facilitate financial ignition of innovative celebrities who have the energy and talent to start and grow successful campaigns for both their charitable causes and personal projects.

Our FINRA-regulated platform will allow both accredited and non-accredited fans to invest in their favorite celebrity brands. Prior to the introduction of FanVestor, fans and followers connected with their favorite celebrities through non-securities purchases, charitable initiatives, events and consuming content on social media. FanVestor enables these emotional “fan” connections to move to the next level and become “investors.”

FanVestor was the back-to-back winner of the 2020 and 2021 FinTech Breakthrough Award for Crowdfunding Innovation and aims to become a leader in a total 360-degree fan investing, commerce, and rewards platform for celebrity brands and their associated partners by enabling fans (both accredited and non-accredited) to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations.

Fans can interact with their favorites and participate in equity crowdfunding projects, exclusive product launches, charity initiatives, and Non-Fungible Tokens (anticipated for the second half of 2021) on the FanVestor platform available on the web, iOS, and Android.

FanVestor believes it has a stellar leadership team, composed of seasoned entrepreneurs, technologists and advisors with proven success and key industry relationships. FanVestor’s Founder and CEO Michael Golomb is a long-time business leader, having helped raise more than $2 billion through multiple IPOs and other fundraising activities, Larry Namer, COO, was Co-Founder of E! Entertainment TV, and Naji Bekhazi (EVP Engineering & Products), who brings 35 years of running engineering organizations at several global companies with two successful exits.

Board Directors and Advisors to FanVestor include seasoned entrepreneurs, technologists with proven success and key industry relationships:

●	Marty Pompadur - the former head of ABC TV Network and Chairman of NewsCorp Europe

●	Phil M. Quartararo – Former CEO of Warner Brothers Music, EMI Records and Virgin Records

●	Bryan Goldberg - Co-Founder of Bleacher Report; Founder/CEO Bustle, Gawker, Elite Daily, Mic, The Outline, The Zoe Report

●	Anya Goldin - Former 17-year Latham & Watkins equity partner and Board Member at public & private companies

●	Yung Kim - Former President and an executive board member of Korea Telecom (KT)

●	Rita Sallis - Infrastructure Investment Board Member, advised by J.P. Morgan and a former CIO of New York City

●	Yobie Benjamin - Former Global CTO of Citigroup and Chief Strategy Officer of Ernst & Young

●	Marvin Liao - Former Yahoo! Partner at Venture Capital Fund 500 Startups, running the San Francisco-based accelerator program, 400+ pre-seed and seed-stage startups investments

●	Alan Qiu - Director of Investment for Panorama Capital and former Vice President, Business Development and International Business for PINTEC (NASDAQ:PT)

In July 2020, the Company kicked off its multi-year partnership with iHeartMedia, featuring opportunities from DJ Khaled, The Jonas Brothers, Jackson Wang, Ryan Seacrest, The Ben & Ashley Show, LA Dodger’s Justin Turner & Max Muncy, as well as several individual campaigns with Paul Oakenfold and Hamilton the Musical. These current opportunities are for fan experiences and are not active offerings of securities. Our current agreement with iHeartMedia continues through December 31, 2021.

FanVestor has two wholly owned subsidiaries:

●	FanVestor CF, which will be conducting Regulation CF securities offerings through our official Regulation CF funding portal commencing upon FINRA’s formal authorization; and

●	FanPerks, through which we conduct our non-security type offerings, such as licensed sweepstakes, auctions for perks (virtual and physical goods or services), and charitable fundraising campaigns.

Our Innovation

FanVestor’s all-in-one-platform for fan investing and fan commerce offers experiences, product offerings – both virtual and physical, and tiered levels of rewards for both commercial and charitable projects offered by celebrities to their fans.

FanVestor’s business model is also unique to the marketplace, capitalizing on the recent changes in regulations and tech innovation such as:

●	JOBS Act/compliance - creating financial investment opportunities for non-accredited investors, and the recent regulatory limit increases on March 15, 2021 for Reg CF to $5 million, and Reg A+ to $75 million, up from $1.07 million and $50 million, respectively.

●	Regulated by the SEC and FINRA

●	Next-generation data science - enabling our data-driven data management platform to collect valuable data that delivers the entertainment industry key data such as the buying habits of celebrities’ fan base and other key features which can then be used to grow and expand one’s digital, online/offline businesses. up to optimize data management, analytics, and communication tools for persons of social influence by providing deep insights into fan data, purchasing history and enriched user attributes for celebrities

●	Social media engagement platforms - Our platform is brand agnostic, meaning any established talent, musician, athlete, entertainment or sport organization can raise capital from their direct and indirect social media followers using the FanVestor technology platform through our investment offerings, micro-securitization, and innovative rewards. With this data, FanVestor’s platform enables celebrities to communicate with their fan base using targeted messaging and retargeting products to further monetize projects. Our application leverages the social integrations and followers of celebrities across multiple social media platforms (e.g., Facebook, Twitter, YouTube, Instagram, and Tik Tok), and then layers the data enrichment concept to grow our platform user base.

In addition to innovation in our product offering, FanVestor is quickly becoming the go-to storyteller for talent brands. In its pledge to connect fans with their favorite celebrities is developing a dynamic slate of programming, featuring video podcasts that relate to the company’s vision.

The Company recently completed the build out of a modern, state-of-the-art video podcast studio, rigged with the latest equipment, providing the ability to create television quality content. Our goal is to connect fans to their favorite sports, entertainment and lifestyle stars, as well as help fans understand and even join the media world. It’s also a chance for celebrities and their fans to engage in a more meaningful way and to develop a more authentic understanding of each other.

The FanVestor Report that will be hosted and produced by Jezlan Moyet. Filmed in studio and remotely, the weekly video podcast will focus on the ‘business side of celebrity’, and feature interviews and segments with the top names in sports, esports, music, fashion, art, TV and film, focusing on their stories and projects that are out of the core area of their normal focus.

Jezlaen Moyet is a media entrepreneur and television host based in Los Angeles. From runways to red carpets, she has years of experience hosting premieres, press junkets, exclusive studio tours, and some of the most glamorous live events garnering millions of views and social impressions with her Midwestern charm. Recognizing the power of community and conversation, she co-created a streaming talk show network, EverTalk TV, as featured in Forbes.

FanVestor’s continued innovative approach to crowdfunding and celebrities earned recognition for the second year in a row as the winner of the “Crowdfunding Innovation Award” by FinTech Breakthrough, part of Tech Breakthrough, a market intelligence company.

Principal Products and Services

To further protect our intellectual property we are creating in the FanVestor Platform, we have filed a patent application on December 18, 2020 (application no. 17128001)

Current Services

Depending on the type of offering being made, we anticipate operating as a technology platform connecting celebrities and investors for which we do not act as a securities intermediary, and are not regulated as such. Our subsidiary, FanVestor CF LLC is now FINRA approved and registered as a funding portal for offerings taking place under Regulation Crowdfunding. We will partner with Dalmore Group, LLC, a registered broker-dealer, in connection with those other offerings. See “Partnerships and Collaborations,” below:

●	Regulation A+ offerings: In partnership with Dalmore Group, through FanVestor we plan to host Regulation A+ offerings on our platform. These offering would involve issuers seeking to raise anywhere from $100,000 to $75,000,000. We also anticipate providing an array of technology and support services, including custodial accounts and coordinating vendors.

●	Regulation Crowdfunding offerings: Through FanVestor CF LLC, our funding portal is registered with the SEC and FINRA. Through FanVestor CF, LLC, we plan to host Regulation Crowdfunding offerings. These offerings would involve issuers seeking to raise anywhere from $10,000 to $5,000,000. We also expect to provide an array of services permitted by Regulation Crowdfunding, including campaign page design services, marketing consulting services, assisting with due diligence, custodial accounts, and coordinating vendors.

●	Rule 506(c) offerings: In partnership with Dalmore Group, through FanVestor, we plan to host offerings under Rule 506(c) of Regulation D. Accredited investors are allowed to invest in these offerings and we would host these offerings either on a stand-alone basis or concurrently with a Regulation Crowdfunding offering. Under Rule 506(c), issuers can use general solicitation to attract investors and, therefore, issuers engaged in a concurrent Regulation Crowdfunding offering can also raise additional funds from accredited investors providing they comply with the requirements of each exemption.

Through FanPerks LLC, we plan to facilitate non-security type offerings, such as licensed sweepstakes and auctions for exclusive perks offerings (virtual and physical goods or services, rewards) and charitable fundraising campaigns.

Services Under Development

We have taken a phased approach to our product roadmap, focusing and prioritizing our development and financial resources initially on features and functionality that will drive user and fan acquisition, talent partnerships, and product offerings that allow us to deliver immediately for all prospective talent projects. Our business model focuses on A, B and C level talent – those who have influence with millions of fans, and can activate those fans to take action within minutes of an Instagram post, tweet, YouTube video, TikTok video or press announcement, so our product offering prioritizes user experience, stability and scalability. In terms of user experience, we made it easy for fans to register on FanVestor and set up their profile. We then scaled, tested and re-tested the system for stability with 2,200 transactions per second with only 30 instances of horizontal scaling, which basically confirmed that we could have 40-50 million registered users on the platform, which would support the biggest celebrity fanbases in the world. With our pilot iHeartMedia partnership, our technical tests were validated with no issues related to website visits, registrations, and engagement across iOS, Android, and the web app.

While deep into discussions with talent and their management teams, it became clear that we needed product options depending on the stage of project and appetite of the talent. Therefore, we created multiple product offerings that would cover 99% of the asks of talent, without any customization. This was critical as many talent brands want to be “unique” and customize for their individual fanbases. With four offerings, we can address 99% of the talent demands in terms of service offerings. The four offerings we developed are:

●	Securities - through Regulation CF or Regulation A to raise funds up to $75 million for a business project providing potential future value to investors, utilizing a variety of debt and equity instruments;

●	Product launches and e-commerce – which allows fans to purchase exclusive products that can be packaged with unique experiences and value adds by the talent (e.g. autographed basketball included, etc.);

●	Charitable donations – FanVestor is licensed to serve as a donation platform to a 501c3 charity, combined with perks and/or sweepstakes opportunities

●	NFTs (coming) – support through auctions and straight purchase offers for both securities and non-securities NFTs

All of these are technologically operational today with the exception of NFTs, which will be live in the second half of 2021 and enable us to work with any talent brand regardless of size of fanbase, stage of project, and execution requirements during and post project event. We have added automation, project management and other tools to reduce manual processes to allow for ease of setup of projects, communications and more.

Our next pillar of growth and priority of product roadmap focuses on delivering best-in-class post investment and project services. This includes providing advanced analytics and data insights tools, sophisticated communications, Investor relations and state-of-the-art cap table management, and future monetization opportunities with talent and fanbases.

Advanced Analytics and Data Insights

●	FanVestor’s data analytics advanced tools would provide a deeper understanding of a celebrity’s fanbase to include financial and wealth insights, demographics, preferences and other metrics. Through this conduit, celebrities may also have access to their fans’ purchasing history and online interests, which will allow them to personalize and target their messaging and products.

●	FanVestor plans to deliver Big Data, capturing the desires, passions and participation of consumers to deliver the elusive “buying/spending” analytics, so that media celebrities, artists, and athletes can better understand the behaviors of their fans and followers.

●	FanVestor’s passion data, from both online behaviors and social media, would create a network effect for targeted marketing to improve sales and fan loyalty.

Next-Generation Communications

●	FanVestor has plans to build a next-generation communication platform solution for ecosystem participants to increase the brand-to-fan engagement.

●	The platform would be an integrated web-based platform with virtual call centers, scalable, text, voice, bot, and a cloud-based, multichannel communication platform built on top of Twilio (or similar), and hosted within the Microsoft Azure Cloud, AWS, or equivalent, where in the ecosystem participants are able to share information via the newsfeed, get real-time feedback via comments, likes, and reactions.

●	It is expected that this platform would allow fans to use live video for more immediate, direct and authentic sharing, wherein the communication platform includes an auto-translation feature that allows for truly global multi-lingual communication.

Advanced Investor Relations Tools

●	Standard capitalization table management. A global best practices solution which we expect to capture standard features, such as electronic securities, board consents, scenario modeling, investor communication, board meeting management, equity compensation tools, and report building.

●	FanVestor’s capitalization tables would be fanbase driven. With the use of advanced machine learning and engine features, we anticipate the participating celebrity issuers to utilize this new information in a brand new way to support investor relations, and to provide new direct investment opportunities to their fans as well as for cross-promotions.

●	We also plan for these tools to provide automated financial distributions (i.e., dividends or debt interest coupons and pay-offs).

●	Ongoing communications, including regulatory or legally required communications and marketing communications.

Future Monetization

●	Identify fan investors for new fan projects based on data analysis of relevant individual and household attributes - demographics, prior investment categories and dollar amount, talent type and sub-category (such as Athletes or basketball).

●	Ongoing communications to the database of FanVestor users (investing and non-investing fans) who engaged prior for new talent project offerings.

●	Ability to monetize enriched data externally under the appropriate geo-compliance.

Longer-term Product Plan

Our longer-term approach (beyond 12 months) continues to focus on delivering the best-in-class experiences for fans and talent brands. Our focus will be on delivering in areas of investor liquidity, artificial intelligence, enhanced payment solutions, and a rewards platform.

FanVestor plans to connect to securities marketplaces that would provide liquidity to investors wherein the securities could include financial products such as debt, equity, derivatives, asset-backed securities, and where the securities can be traded between participants as conventionally done on the traditional stock market exchanges with the proper compliance. This marketplace is not yet in.

FanVestor also expects to build a non-securities marketplace solution that would allow the perks issued through our platform or other platforms (i.e. virtual and physical exclusive perks and tiered levels of reward, etc.) to be traded between participants, peer to peer transactions, brands, fans, investors, and other ecosystem participants by exchanging, trading, selling or even transferring to other third party exchanges.

FanVestor plans on building an artificial intelligence (“AI”) and machine learning (“ML”) platform solution capable of analyzing data related to fans, investors, celebrity brand owners, influencers, content owners and distributors, telecommunication technology and service providers, and regulated securities transactions, where the AI platform would be capable of analyzing fan behavior, social and emotional data, geographic and located-based data, financial status, and demographics in order to provide direct fan-to-celeb brand analytics, and where the AI platform would be capable of matching potential investors to celebrity brand owners.

FanVestor plans on building a payment platform solution capable of facilitating cross-border financial transactions for project capitalization and investment liquidation purposes, wherein the payment platform would be further capable of facilitating peer-to-peer financial transactions between investors and celebrity brand owners.

FanVestor also anticipates building a rewards platform capable of offering tiered levels of rewards to fans and investors, wherein the rewards may include exclusive virtual and physical perks, as well as experience-based perks.

Partnerships and Collaborations

We are working with major banking institutions, tax and legal advisors, such as HSBC, Deloitte, as well having completed a pilot collaboration with iHeartMedia that began in July 2020.

Our collaboration with iHeartMedia was limited in scope related to COVID-19 relief and charitable campaigns and did not generate any revenues for FanVestor, but we believe it to be representative of the types of partnerships with entities that control access to brands and celebrities we will be able to achieve going forward. We are currently exploring other collaboration possibilities with iHeartMedia during the term of our current agreement, which extends through December 31, 2021, and we hope to have additional collaborations with iHeartMedia in the future for charitable and other non-securities related fundraising campaigns.

We also collaborate with the leading law firms in the 2012 JOBS Act and FINRA-related matters, such as CrowdCheck Law LLP and Ellenoff Grossman & Schole LLP.

We will partner with Dalmore Group LLC, which will act as our broker-dealer of record for all security offerings under Regulations A and D. Prior to FanVestor’s registration as a funding portal under Regulation Crowdfunding, offerings under Regulation Crowdfunding will also be intermediated by Dalmore Group.

Market

Regulation A

Amended Regulation A, popularly known as “Regulation A+,” became effective June 19, 2015. Because Regulation A permits a maximum raise of $75 million each twelve months, we believe this rule is well suited for celebrity issuers and the projects that they are seeking to fund. We have seen the interest in this type of celebrity-based fund raising through existing business development activities through our Invest with HeartTM campaign. We expect to see an increase in the number of celebrities who list their projects on our platform, although we are likely to encounter competition from other platforms and from celebrities who seek to raise funds online without using a platform. At this time FanVestor believes it is the only such global fundraising venue for elite celebrities.

Regulation Crowdfunding

We believe that the market for celebrity crowdfunding of their projects will also grow as more celebrities become aware of this funding method and view Regulation Crowdfunding as a viable fundraising option. It is our understanding that Regulation Crowdfunding makes it relatively inexpensive to make an offering of securities. With a maximum raise of $5,000,000, we believe that this funding method is perfect for early-stage companies.

We plan to continue to increase awareness of the benefits of Regulation Crowdfunding through programs that may include advertising on social media, webinars and Clubhouse events, email marketing and through our workshops. We plan to focus on celebrities who have millions of social media followers with active engagement on the major social media channels. We plan to educate the market through the content we write and publish on our blog as well as being guest authors on other popular blogs.

Rule 506(c) of Regulation D

Rule 506(c) of Regulation D allows for companies, celebrities, and campaigns to reach accredited investors that are beyond their immediate networks by communicating broadly. There is no limitation on the amount raised, which makes this rule attractive to celebrities who just completed a Regulation Crowdfunding offering or are planning a Regulation A campaign in the near future. For Regulation Crowdfunding offerings, this exemption provides celebrities an opportunity to extend an offering beyond Regulation Crowdfunding once the annual limit has been reached. For Regulation A offerings, this exemption can be used as a fundraising option prior to the launch of the offering, because of the time it takes to get a Regulation A offering qualified.

Competitive Landscape and our Advantages

The online crowdfunding space has grown considerably in the past decade. While its origins were in donation/reward crowdfunding for perks and products, the general acceptance of the space has allowed more channels to be possible. We have evaluated the current competitive environment and see that the space is fragmented into specialist platforms and services. For instance, donation/reward crowdfunding sites like Indiegogo, Patreon, and Kickstarter allow for sweepstakes, global participation, and direct fan engagement with their perks offerings. Investment crowdfunding sites like StartEngine and Republic provide the same, but for investment offerings.

We believe that FanVestor is the only platform of its kind in the global crowdfunding environment that will provide users access to all forms of online crowdfunding across both securities and non-securities. We aim to facilitate financial ignition of innovative celebrities who have the energy and talent to start and grow successful campaigns for both their charitable causes and personal projects. Our offerings, from sweepstakes and perks/experiences to securities will allow us to meet the needs of talent at the various stages of fundraising – whether that is a new business venture, product launch and introduction, or a charitable cause. Other platforms offer one or the other and won’t be able to service all the talent needs or grow with the talent, but we believe we are able to service approximately 99% of the talent needs and stage of their projects and continue to grow with them as needs change over time.

As the first celebrity platform in the equity crowdfunding industry, we are working with our partners and collaborators to establish industry-wide best practices and to improve the quality of listings. We believe our backend operating systems will be highly efficient. Each function will operate through documented procedures to ensure consistent, quality results while keeping operating expenses to a minimum.

We believe that FanVestor’s key asset is its team members. We are a group of talented people who have come together to democratize finance and investment in startup and growth companies. The hallmark of the Company is our advisory board which has veterans from the entertainment and financial industries who are talented, respectful, enthusiastic and entrepreneurial people, but also understand and operate on the principles of dignity and respect.

Research and Development

FanVestor has invested $1,018,073 and $599,397 in 2020 and 2019, respectively, in research and development, product development, and maintenance.

Employees

We currently have 39 team members (including contractors) based in San Francisco, Los Angeles, New York, New Jersey and Europe. Of the 39 team members, three people are directly employed by the Company and the remaining team members provide services to the Company through consulting and advisory agreements. In that regard, 14 team members are full time equivalent in software engineering, user-experience design, security controls and testing, and 5 team members are full time equivalent in product and business development.

Regulation

Having a platform that hosts Regulation A, Regulation Crowdfunding, and Regulation D offerings, we are required to comply with a variety of state and federal securities laws as well as the requirements of FINRA, a national securities association of which our funding portal subsidiary will be a member.

Regulation Crowdfunding

In order to act as an intermediary under Regulation Crowdfunding, we have obtained registration for our subsidiary, FanVestor CF LLC with the SEC and FINRA. In the future, we may be subject to additional rules issued by other regulators, such as the money-laundering rules proposed by FinCEN.

SEC Requirements

As a funding portal, we will be prohibited from engaging in certain activities in order not to be regulated as a full-service broker-dealer. These activities are set out in Section 4(a)(6) under the Securities Act and in Regulation Crowdfunding. We plant to establish internal processes to ensure that we, as well as our agents and affiliates, do not engage in activities that funding portals are not permitted to undertake, including:

●	Providing investment advice or recommendations to investors for securities displayed on our platform;

●	Soliciting purchases, sales or offers to buy securities displayed on our platform;

●	Compensating employees, agents or other persons for solicitation or for the sale of securities displayed or listed on our platform; or

●	Holding, managing, processing or otherwise handling investors’ funds or securities.

In addition, our funding portal will have certain affirmative requirements that it will be required to comply with to maintain its status. These affirmative obligations include:

●	Providing a communications channel to allow issuers to communicate with investors;

●	Having due diligence and compliance protocols and requirements in place so that it has a “reasonable basis” to believe that

○	its issuers are in compliance with securities laws, have established means to keep accurate records of the securities offered and sold, and that none of their covered persons (e.g., officers, directors and certain beneficial owners) are “bad actors” and therefore disqualified from participating in the offering;

○	its issuers and offerings do not present the potential for fraud or otherwise raise concerns about investor protection; and

○	its investors do not invest more than they are allowed to invest under the limitations set out in Regulation Crowdfunding; and

●	Creating procedures for its investors to notify them of risks regarding investing in securities hosted on its platform and providing them with required investor education and disclosure materials.

We will also be required to set up protocols regarding payment procedures and recordkeeping.

FINRA Rules

As a member of FINRA, our funding portal will be subject to their supervisory authority and is required to comply with FINRA’s portal requirements. Some of those rules are also applicable to EdenLedger, Inc., as an entity associated with the portal. These requirements include rules regarding conduct, compliance and codes of procedure. For instance, FINRA’s compliance rules require timely reporting of specified events such as complaints and certain litigation against the portal or its associated persons as well as the provision of the portal’s annual financial statements prepared on a U.S. GAAP basis. In addition, under the conduct rules, the portal will be required to conduct its business with high standards of commercial honor and just and equitable principles of trade, will be limited to certain types of communications with investors and issuers, and will be prohibited from using manipulative, deceptive and other fraudulent devices.

Liability

Under Section 4A(c) of the Securities Act, an issuer, including its officers and directors, may be liable to the purchaser of its securities in a transaction made under Section 4(a)(6) if the issuer makes an untrue statement of a material fact or omits to state a material fact required to be stated or necessary in order to make the statements, in light of the circumstances under which there were made, not misleading; provided, however, that the purchaser does not know of the untruth or omission, and the issuer is unable to prove that it did not know, and in the exercise of reasonable care could not have known, of the untruth or omission.

Though not explicitly stated in the statute, this section may extend liability to funding portals, and the SEC has stated that, depending on the facts and circumstances, portals may be liable for misleading statements made by issuers. However, funding portals would likely have a “reasonable care” due diligence defense. “Reasonable care” would include establishing policies and procedures that are reasonably designed to achieve compliance with the requirements of Regulation Crowdfunding, including conducting a review of the issuer’s offering documents before posting them to the platform to evaluate whether they contain materially false or misleading information. We plan to design our internal processes and procedures with a view to establishing this defense, should the need arise.

Further, we may also face liability from existing anti-fraud rules and statutes under the securities laws. For instance, under Section 9(a)(4) of the Exchange Act anyone who “willfully participates” in an offering could be liable for false or misleading statements made to induce a securities transaction.

In addition, FINRA imposes liability for certain conduct including violations of commercial honor and just and equitable principles of trade and acts using manipulative, deceptive and other fraudulent devices.

Regulation A and Regulation D

With respect to sales under Regulation A and Regulation D, we plan to provide the technology for celebrities to identify and interact with their fans and potential investors, and do not structure transactions. We will not be registered as a broker-dealer and do not engage in certain activities that would constitute “engaging in the business” of being a broker-dealer, including:

●	Actively soliciting investors and negotiating the terms of an arrangement between companies and investors;

●	Accepting compensation related to the success and size of the transaction or deal;

●	Effecting transactions, including handling of the securities and funds relating a transaction; and

●	Extending credit to investors; and creating the market and help negotiate the price between buyers and sellers.

There has been little regulatory guidance as to the circumstances in which state or federal broker-dealer registration requirements apply to online investment platforms, and such guidance as it exists generally predates the technological developments of the last couple of decades. Despite a long-standing request from organizations such as the American Bar Association to clarify the circumstances in which “finders,” who also connect buyers and sellers of securities, are permitted to perform that function without registering as broker-dealers, the SEC has not provided any guidance. It is possible that any clarification of the matter will result in our having to change our business model or even register as a broker-dealer.

Liability

Section 12(a)(2) of the Securities Act imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Securities Exchange Act of 1934 generally imposes liability on persons who “make” statements; the information presented on our platform is drafted by the celebrities themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Other Activities

Conducting fundraising and sweepstakes activities is subject to regulation in many states. We currently have a professional solicitor license in the State of California. Five other states do not require licenses for fundraising. We estimate that filing and compliance costs for the remaining states would be approximately $60,000. We have engaged an outside compliance firm to arrange sweepstake rules and conduct sweepstakes.

Intellectual Property

The Company has obtained trademark protection for the following marks:

Trademark	Registration Number
IIO	6201935
FAN-SOURCED	6253226
CONNECTING TO BRANDS YOU LOVE	6201936
INVEST IN BRANDS YOU LOVE	6201937
INVEST WITH HEART	6191682
COMMERCIALLY VIABLE AND INSTITUTIONALLY CREDIBLE	6229438

In addition, we are also seeking to obtain trademark protection for “FanVestor” in the US. We have been granted the trademark in the EU, UK, and Russian Federation.

To further protect our intellectual property we are creating in the FanVestor Platform, we have filed a patent application on December 18, 2020 (application no. 17128001) relating to the functionality of the experience we offer.

Litigation

FanVestor is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

We do not own any significant property. The Company has a business address of 9663 Santa Monica Blvd, #770, Beverly Hills, CA 90210. The Company is currently without a headquarters while management works remotely and plans for a new headquarters in Los Angeles.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

EdenLedger, Inc., was incorporated under the laws of the State of Delaware on December 13, 2018. EdenCoin, Inc. (“EdenCoin”) was a corporation formed on July 7, 2017, under the laws of Delaware, and considered a predecessor entity. The Voting Common Stock of both companies was 100% owned by Michael Golomb, the founder and CEO of both companies. On October 3, 2019, an Agreement of Merger was approved between the two companies and the surviving corporation was EdenLedger, Inc. dba FanVestor (“FanVestor,” the “Company,” “we,” or “us”). The Company is a data-driven investment platform creating a new ecosystem that enables fans, both accredited and non-accredited, to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations.

The Company anticipates generating revenues from the operation of its FanVestor platform, which will charge fees for its technology and support services for Regulation A and Regulation D offerings. Our subsidiary FanVestor CF will receive revenues in the form of commission and fees for ancillary services. Our subsidiary FanPerks will receive revenues for hosting non-securities offerings, such as licensed sweepstakes, auctions for perks (virtual and physical goods or services), and charitable fundraising campaigns. In addition to fan-sourced fundraising, we plan to offer advances investor relations tools.

We were a pre-revenue company in 2020 without an operating history upon which to base an evaluation of our business and prospects. Our lack of operating history may hinder our ability to successfully meet our objectives and make it difficult for potential investors to evaluate our business or prospective operations. As of December 31, 2020, we have not generated revenue. We are not currently profitable and may never become profitable.

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required. Our net losses for the year ended December 31, 2020 were $2,061,072 compared to $1,203,496 for year ended December 31, 2019. As of December 31, 2020, the Company had an accumulated deficit of $3,850,822. The Company does not currently generate any cash on its own. We have funded operations with loans from our founder and CEO, Michael Golomb and convertible notes from third-party investors.

These factors raise substantial doubt about our ability to continue as a going concern. We are dependent on additional capital resources for our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

Results of Operations

Our activities since inception have consisted of formation and development activities and preparations to raise capital.

Operating Expenses

For 2020, our operating expenses were $2,078,099 as compared to $1,479,716 during 2019. Research and development expenses increased by $418,676 to $1,018,073 in 2020 as compared to $599,397 in 2019. The increase in research and development expenses was primarily due to continued investment in our technology platform, product development and engineering costs. Selling, general and administrative expenses increased by $179,708 to $1,060,026 in 2020 primarily due to increased professional fees and expanded operations.

We anticipate that operating expenses will continue to rise in connection with the continued development of our business operations.

Other Income (Expense)

Other income was $17,027 during 2020 as compared to $276,218 in 2019. In 2020, we recorded income of $50,000 due to forgiveness of our PPP loan. Gains on cryptocurrencies were $53,456 in 2020 and $284,950 in 2019. Interest expense increased to $86,429 in 2020 as compared to $8,732 in 2019.

Net Loss

Our net loss for the year ended December 31, 2020 was $2,061,072 compared to $1,203,496 for the year ended December 31, 2019.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. The Company has financed its activities to date with loans from its founder and CEO, Michael Golomb, and by raising capital from convertible notes. These factors raise substantial doubt about our ability to continue as a going concern. Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering and the ability to execute our business plan. We may encounter difficulty sourcing future financing.

The Company was initially capitalized by an investment from a shareholder in the amount of $1,029,970 on November 1, 2017.

In December 2019, Mr. Golomb advanced $100,000 to the Company. During 2020, Mr. Golomb advanced an additional $800,000. As of December 31, 2020 and 2019, the Company owed Mr. Golomb $806,439 and $590,910, respectively, for various expenses incurred on behalf of the Company. The loan accrues interest at 5% per annum. As of December 31, 2020 and 2019, the Company had accrued and unpaid interest of $77,896 and $8,732, respectively, pertaining to these loans.

During 2020, the Company issued three convertible notes pursuant to Regulation D to Mr. Golomb for total proceeds of $235,491. If the Company raises external financing of $1,000,000 or achieves revenue, any direct loans provided to the Company or expenses incurred by Mr. Golomb on behalf of the Company shall accrue interest at 5% per annum. If the Company raises external financing, any outstanding payables to Mr. Golomb may be converted into equity or a convertible note under the same conditions as the participating investors in the financing.

During 2020, the Company issued several convertible promissory notes (“2020 Notes”) pursuant to Regulation D for an aggregate principal amount of $480,000. The 2020 Notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at the lower of a conversion price equal to the quotient of the valuation cap divided by the Company’s common shares outstanding or at a discount to the price paid by investors in the qualifying round. The valuation cap of the Notes range from $30,000,000 - $40,000,000 and the discount of the next equity financing range from 20% - 25%. In the event that a qualified equity financing does not occur prior to the maturity date, the 2020 Notes are convertible into shares of the Company’s preferred stock. In the event of a change of control prior to repayment in full, the outstanding principal and any unpaid accrued interest shall be due and payable. The 2020 Notes mature on December 31, 2021 and bears interest at 6% per annum. Accrued interest payable on all notes was $17,265 as of December 31, 2020.

In May 2020, the Company received a loan of $55,645 under the Small Business Administration’s Payroll Protection Program. In December 2020, $50,000 was forgiven by the Small Business Administration.

As of December 31, 2020 and 2019, the Company held $214,443 and $10,462 in cash and cash equivalents, respectively.

2021 Events

In January 2021, Mr. Golomb advanced $200,000 to the Company.

In February 2021, the Company received $58,000 in proceeds pursuant to an additional PPP loan.

Through this filing, the Company converted $105,000 in accrued consulting fees in exchange for 42,000 shares of non-voting common stock as part of our Regulation A+ offering.

Through this filing, the Company received $873,000 in proceeds pursuant to convertible note agreements with the same terms as the 2020 Notes.

From March 2021 through present, noteholders converted an aggregate principal and outstanding interest of $1,519,531 into 762,345 shares of non-voting common stock as part of our Regulation A+ offering.

In June 2021, Mr. Golomb converted $1,155,400 in loan advances and accrued interest into 577,702 shares of non-voting common stock as part of our Regulation A+ offering.

Our goal is to complete our current Regulation A offering in the second half of 2021.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Position		Age	Date Appointed to Current Position	Approximate Hours Per Week (if part- time) / full-time

Executive Officers

Michael Golomb	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer	45	December 2018	full time

Larry Namer	Chief Operating Officer	72	September 2020	full time

Directors

Michael Golomb	Chairman of the Board of Directors	45	December 2018

Larry Namer	Executive Director	72	September 2020

Martin Pompadur	Director	85	September 2020

Alex Yastremski	Director	45	December 2018

Significant Employees

Naji Bekhazi	Executive Vice President, Engineering and Products	55	March 2020	full time

Michael Golomb, Chairman of the Board, Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer

Michael Golomb is a leader in the business community and recognized as an innovator in the world of business and fintech. As the founder of fan engagement and investment platform FanVestor, he has created a unique offering for elite talent, musicians, athletes, entertainment entities as well as consumers.

Born in Ukraine, Michael came to America as a teenager with the dreams of success that many immigrants bring with them to America, and today with a strong track record of maximizing shareholder value, he has had several successful exits, managed two IPOs, and been a leader at several publicly traded companies (NASDAQ, LSE, AIM). Michael founded FanVestor at a time where disruption in the entertainment industry is explosive, with companies such as Netflix changing the way consumers engage with television, and iHeartMedia bringing entertainment to millions of fans of sports and music. Prior to founding FanVestor, Michael served as a resident mentor to the Stanford GSB Ignite Global Innovation Program from 2013 onwards and as a resident mentor to 500 Startups from 2012 onwards.

A hands-on company builder, Michael’s background as an entrepreneurial executive with the culmination of twenty-five years of senior management experience across a broad spectrum of industries. His expertise has been successfully applied across verticals ranging from startups to large public corporations including telecom, blockchain, digital health and medical devices, consumer electronics and hardware, manufacturing, software/SaaS, and real estate. In addition to Michael’s knowledge-based experience across multiple categories in raising equity though variety of public and private equity/debt instruments, as well as experience in handling complex M&A transactions, he also brings exceptional knowhow of global capital markets, compliance, and fintech to FanVestor a unique ability to be an innovator and leader in the marketplace.

Mr. Golomb is a graduate of Stanford University’s Graduate School of Business, where he received a Master of Science (M.Sc.) degree in Management, with an emphasis on Organization Behavior and Entrepreneurship. Michael also received his MBA in Finance at Santa Clara University’s Leavey School of Business. Prior that that, for his undergraduate education, he attended Occidental College, where he gained a Bachelor of Arts Degree, double majoring in Diplomacy & World Affairs and Economics. Michael is a certified public accountant (inactive).

A former professional chess player, Michael resides with his family in Los Angeles, California, where FanVestor’s HQ is currently based.

Larry Namer, Executive Director and Chief Operating Officer

An entertainment industry veteran with 50 years professional experience in television, film, live events and digital media, Namer first joined FanVestor’s Advisory Board in January 2020. On September 1, 2020 Larry agreed to join the executive team as Company’s COO and was elected to the Company’s board of directors as executive director. In his new role, Namer is charged with overseeing the day-to-day operations and partner management for FanVestor.

Namer is the co-founder of E! Entertainment Television, a company now valued at over four billion dollars, and the creator of several successful companies in the United States and overseas. Among those companies are Comspan Communications, which pioneered Western forms of entertainment in the former Soviet Union and Steeplechase Media, which served as the primary consultant to Microsoft’s MiTV for developing interactive TV applications. Larry served as President of Metan Global Entertainment LLC from 2014 to the present and LJN Media LLC as President from 2008 to the present.

He is the executive producer of the feature film EMPRESS, a new travel series for the China audience titled Explore The World, and an executive producer of the new crime drama series Nova Vita. He is a founding member of the recently launched lifestyle platform BeautyKween, co-founded by global branding expert MISTER D and former Club Kid and Heatherette designer Richie Rich.

Early on, Larry was named the youngest general manager of a major cable system at Valley Cable TV (VCTV) in Los Angeles. His vision and direction garnered VCTV several Emmy and Cable ACE award nominations, as well as recognition by Forbes magazine as the national model for local cable television programming. In 1989, he was awarded the prestigious President’s Award from the National Cable Television Association. He was honored with the “Outstanding Contribution to Asian Television Award” at the 19th Asian Television Awards in Singapore, and received the International Media Legacy Award at the 2017 Elite Awards Foundation Gala. He was the recipient of Lifetime Achievement Awards at the 2018 Hollywood Tribute Awards and the 2019 Hollywood China Night, presented by the American-Chinese CEO Society, both in celebration of the Academy Awards®. In July 2019, he was awarded The Tribeca Disruptor Award at the Novus Summit, held at the United Nations.

Namer received a degree in Economics from Brooklyn College, graduating in 1971.

Larry resides in Los Angeles, California.

Marty Pompadur, Director

Marty Pompadur first joined FanVestor’s Advisory Board in at the end of 2019. On September 1, 2020 he was elected as an independent board member along with Larry’s nomination.

Marty Pompadur graduated from Williams College in 1955 with a BA Degree and from the University of Michigan Law School in 1958 with a LLB Degree. He began his career as a practicing attorney in Stamford, Connecticut in 1958 but quickly entered the media field when in 1960 he joined American Broadcasting Companies, Inc. (ABC, Inc). He remained at ABC, Inc for 17 years, culminating with his becoming the youngest person ever appointed a member of the ABC, Inc Board of Directors. While at ABC, Inc Mr. Pompadur held the positions of General Manager of the Television Network; Vice President of the Broadcast Division which included the radio and television networks, the radio and television stations, news, sports and engineering; President of the Leisure Activities Group, which included Magazine Publishing, Records, Music Publishing, Motion Picture Theaters, Record and Tape distribution, and Motion Picture Production; and Vice President of ABC, Inc.

 Mr. Pompadur left ABC, Inc in 1977 and became President of Ziff Corporation, a position he held until 1982. Ziff Corporation then was the holding company for both Ziff-Davis Publishing Company, one of the world’s largest publishers of business publications and consumer special interest magazines, and Ziff-Davis Broadcasting Company, which operated six network affiliated television stations.

From 1982, until April 2007, Mr. Pompadur was chairman and Chief Executive Officer of RP Companies’ various private and public limited partnerships (including 2 public limited partnerships with Merrill Lynch), which operated 12 television stations, 25 radio stations and numerous cable television systems totaling 500,000 subscribers.

In 1985 Mr. Pompadur, as advisor to News Corporation, helped acquire for News Corporation the Metromedia television station group and wrote the business plan for the start-up of the Fox Television Network.

In June 1998, Mr. Pompadur became Executive Vice President of News Corporation, President of News Corporation Eastern and Central Europe, and a member of News Corporation’s Executive Management Committee. In January 2000, Mr. Pompadur was appointed Chairman of News Corporation Europe. In his decade with News Corporation, he was instrumental in negotiating the merger of Stream and Telepiu to create Sky Italia in Italy, now one of the world’s most successful Pay-TV businesses, and in creating and managing three successful businesses : a television station group in several emerging countries; a radio station group in Russia and Bulgaria; and News Outdoor, the leading outdoor advertising company in Russia and other emerging countries.

In November 2008, Mr. Pompadur stepped down as a full-time employee of News Corporation to pursue other business interests. He then became a senior advisor to Oliver Wyman, consulting primarily in the Middle East.  Mr. Pompadur also became global vice chairman media and entertainment for Macquarie capital.

Mr. Pompadur now is involved in many companies, as an investor, advisor and board member.

He currently is a board member of two public companies: Nexstar broadcasting group and Truli media group. Previously he was a board member of many public and private companies including Imax Corporation, ABC. Inc, BSkyB, Sky Italia, Premier World, Fox Kids Europe, Metromedia International and Elong.

Marty resides in Connecticut.

Naji Bekhazi, Executive Vice President of Engineering and Products

With 35+ years in senior management and engineering, Naji Bekhazi brings FanVestor a successful track record of designing and spearheading the development of large-scale software systems and applications.

Prior to joining FanVestor in February 2020 as Executive Vice President of Engineering & Products, Naji was the Co-founder and President of Wasche Inc, an on-demand service provider for the automotive industry, from 2016. Prior to that, Naji was the Vice President of Engineering at Synopsys Inc. for 13 years from 2003, where he managed the Analog Mixed-Signal Design products. He joined Synopsys as part of the acquisition of Numerical Technologies Inc., where he was Vice President of Engineering. Prior to joining Numerical Technologies, Naji was at Volera Inc., a startup funded by Novell and Andersen Consulting, where he was in charge of the development of the company’s media streaming services and content distribution products. Prior to Volera, Naji was the Co-founder and Vice President of Engineering at JustOn Inc., an application service provider focused on web-based communication and collaborative applications. He developed the company’s flagship product JustOn Files, a cloud-based platform for storing, managing, sharing, and publishing files on the cloud. JustOn was acquired by Novell Inc in 2000 after six months of its inception at 30X initial investment. Prior to JustOn, Naji held several senior positions at Cadence Design Systems and National Semiconductor. Over the past 15 years Naji invested and held advisory roles at several startups. He earned his Bachelor’s degree in electrical engineering as well as his Master’s degree in computer engineering from Syracuse University where he graduated as Summa Cum Laude in 1989.

Naji resides near San Francisco, California.

Alex Yastremski, Director

Alex Yastremski joined our Board of Directors in December 2018. He currently serves as General Counsel at DASAN Zhone Solutions, where he has been since February 2018. Prior to that, he served as General Counsel to BitFury Group Ltd, from April 2014 to October 2017, and as General Counsel to Hudson International from November 2008 through March 2014. Alex receive his JD from Washington College of Law, and his bachelor’s degree from Bucknell University.

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we compensated the Chief Executive Officer, the only officer compensated, as follows. We did not pay any compensation to our directors in connection with their board service in 2020.

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Michael Golomb	Chief Executive Officer (1)	$250,000	(2)	0	$250,000
Larry Namer	Chief Operating Officer	$45,000	(3)	0	$45,000

(1)	Under the terms of his employment agreement, Mr. Golomb has served in this capacity since September 1, 2019.

(2)	Payment of these amounts has been deferred as discussed below.

(3)	For the year ended December 31, 2020, Mr. Namer received $25,000 in cash compensation, and $20,000 in deferred compensation as discussed below.

There were four members on the Company’s board of directors during 2020, including Mr. Golomb. None of the directors received cash compensation for their service. The other three directors serving during 2020, Mr. Parikh, Mr. Pompadur, and Mr. Yastremski, each have separately purchased the Company’s Non-Voting Common Shares. See “Security Ownership of Management and Certain Securityholders,” below.

Mr. Golomb’s annual salary is $250,000 plus all health and dental insurance premiums for him and his immediate family. For the year ending December 31, 2020, this amount was fully deferred. Under the terms of his employment agreement, these amounts accrue and become payable once the Company either receives external financing or at least $1,000,000 of revenue has been achieved. If Mr. Golomb extends financing to the Company, those amounts accrue 5% annual interest and both principal and interest become due and payable once the Company receives external financing or achieves $1,000,000 in revenue. For information regarding loans made by Mr. Golomb to the Company, see “Management’s Discussion and Analysis – Liquidity,” above and “Interest of Management and Others in Certain Transactions,” below. Mr. Golomb’s employment agreement states that all of his equity interest in the Company is fully vested as of the date of the agreement, September 1, 2019. For information regarding Mr. Golomb’s equity interest in the Company, see “Security Ownership of Management and Certain Securityholders,” below. In the event of termination of Mr. Golomb for any reason other than gross misconduct, criminal activity, or fraud, he will receive one year of salary, including health insurance premiums and other ancillary benefits, paid in bi-weekly installments; additionally, any unvested stock options held by Mr. Golomb at that time would immediately become vested.

Mr. Namer’s service to the Company as COO is pursuant to a consulting agreement and a board advisory agreement. Under the consulting agreement, Mr. Namer and his company, LJN Media, serve as an independent contractor to the Company. Mr. Namer will also receive compensation in the form of salary, bonus and perks under his consulting agreement which provides a monthly retainer of $5,000 per month cash plus $5,000 per month deferred until outside financing has been achieved. Once this Offering has been completed, Mr. Namer’s monthly compensation would increase to $15,000 and he has been granted additional equity compensation equal up to 250,000 restricted stock awards that vest over four years with a one-year cliff of 25% of the shares and then vesting quarterly.  He also is eligible for a KPI-based bonus equal to 1% of the company’s completed deal flow on a cash flow basis for the year.  Assuming the Company raises sufficient funds, he would receive an annual retainer ranging from $100,000 - $750,000 and equity interest in FanVestor ranging from 0.10% - 1.0%. Additionally, the Company will pay for Mr. Namer to have an office, an assistant and a discretionary monthly T&E expense budget of $1,000. See Exhibit  6.3. Pursuant to Mr. Namer’s advisory board agreement, he has been granted an option for up to 0.5% of the Company’s Non-Voting Common Stock that vests over three years on the basis of both time and performance. Once the Company successfully completes this Offering for an amount in excess of $10,000,000 or more, the advisory board agreement states that Mr. Namer will receive annual cash compensation in the amount of $50,000 paid in twelve monthly payments.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of June 30, 2021, the Company’s shares of Voting Common Stock and Non-Voting Common Stock that are owned by executive officers and directors or that they have a right to acquire. No other person holds more than 10% of any class of the Company’s voting securities or has the right to acquire those securities.

Name and address of beneficial owner (1)	Title of Class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class

Executive Officers and Directors

Michael Golomb (2) Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Chairman of the Board	Voting Common Stock	657,485	0	100%

Michael Golomb (2) (3) Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Chairman of the Board	Non-Voting Common Stock	11,123,066	0	83%

All current executive officers and directors as a group (1 person)	Voting Common Stock	657,485	0	100%

All current executive officers and directors as a group (5 people) (4)	Non-Voting Common Stock	12,347,501	0	92%

(1)	The address for all officers and directors is 9663 Santa Monica Blvd, #770, Beverly Hills, CA 90210.

(2)	Mr. Golomb’s shares are held by The Golomb Family Trust, which is fully controlled by Michael Golomb, the Company’s Founder, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Chairman of the Board.

(3)	Mr. Golomb holds a Convertible Promissory Note that he purchased from the Company for which he paid total consideration of $235,000, of that amount $200,000 was paid as of June 30, 2020, and $35,491 was paid in the third quarter of 2020. The Convertible Promissory Note yields 6% annual interest, a maturity date of December 31, 2021, and provides for the Company to either repay or convert into the Company’s Non-Voting Common Stock at the Company’s discretion but no later than March 31, 2021. A conversion would be at a 20% discount to the price in the “Next Equity Financing.” In March 2021, Mr. Golomb converted these notes for an aggregate of 123,052 shares of Non-Voting Common Stock as part of the Company’s Regulation A+ offering. In June 2021, Mr. Golomb converted $1,155,400 in loan advances and accrued interest into 577,702 shares of Non-Voting Common Stock as part of the Company’s Regulation A+ offering.

(4)	In addition to Mr. Golomb’s 11,123,066 shares of Non-Voting Common Stock, Mr. Parikh owns 375,000 shares and Mr. Yastremski owns 242,528 shares of Non-Voting Common Stock. On January 3, 2020, Mr. Namer received a stock option grant for up to 0.5% of the Company’s Non-Voting Common Stock that vests over three years on the basis of both time and performance targets determined by the Company. Under his consulting agreement, Mr. Namer has been granted additional equity compensation equal up to 312,500 restricted stock awards that vest over four years with a one-year cliff of 25% of the shares and then vesting quarterly thereafter. He also is eligible for a KPI-based bonus equal to 1% of the Company’s completed deal flow on a cash flow basis for the year. He would receive an annual retainer ranging from $100,000 - $750,000 and equity interest in FanVestor ranging from 0.10% — 1.0%. On February 12, 2020, Mr. Pompadur received an award of 143,816 restricted shares of Non-Voting Common Stock which vest on the basis of time (107,861 shares) and performance (35,955) - in January 2021 this award was modified to 107,500 restricted shares vested over four years with one year cliff from the original grant date. In January 2021, Mr. Pompadur also received a stock option grant for up to 115,000 restricted shares of the Company’s Non-Voting Common Stock, which vest over three years on the basis of time with no cliff while on a pro rata quarterly basis.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In December 2019, Mr. Golomb advanced $100,000 to the Company. During 2020, Mr. Golomb advanced an additional $800,000. As of December 31, 2020 and 2019, the Company owed Mr. Golomb $806,439 and $590,910, respectively, for various expenses incurred on behalf of the Company. The loan accrues interest at 5% per annum. As of December 31, 2020 and 2019, the Company had accrued and unpaid interest of $77,896 and $8,732, respectively, pertaining to these loans.

During 2020, the Company issued three convertible notes pursuant to Regulation D to Mr. Golomb for total proceeds of $235,491. If the Company raises external financing of $1,000,000 or achieves revenue, any direct loans provided to the Company or expenses incurred by Mr. Golomb on behalf of the Company shall accrue interest at 5% per annum. If the Company raises external financing, any outstanding payables to Mr. Golomb may be converted into equity or a convertible note under the same conditions as the participating investors in the financing.

Mr. Golomb’s salary has been deferred and will accrue as debt for the Company until it receives outside funding or achieves at least $1,000,000 in revenue. As of December 31, 2020 and 2019, the Company had $380,553 and $94,222 in total accrued compensation, respectively, to Mr. Golomb. For additional information regarding the Mr. Golomb’s deferred salary and other compensation, see “Compensation of Directors and Executive Officers,” above.

In January 2021, Mr. Golomb advanced $200,000 to the Company. As of June 2021, Mr. Golomb had $505,553 in total accrued compensation.

In June 2021, Mr. Golomb converted $1,155,400 in loan advances and accrued interest into 577,702 shares of non-voting common stock as part of our Regulation A+ offering.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
EdenLedger, Inc.

We have audited the accompanying consolidated financial statements of EdenLedger, Inc. and subsidiaries (collectively the “Company”), a Delaware corporation, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EdenLedger, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has experienced operational losses and negative cash flows since Inception. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Newport Beach, CA

April 9, 2021

EDENLEDGER, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$214,443	$10,462
Prepaid expenses and other current assets	7,524	24,222
Total current assets	221,967	34,684
Property and equipment	31,000	-
Deferred offering costs	67,770	-
Total assets	$320,737	$34,684

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued personnel costs	$387,548	$94,222
Accrued expenses	218,038	-
Loan payable, related party	1,706,439	690,510
Interest payable	95,161	8,732
Total current liabilities	2,407,186	793,464
Convertible promissory note payable, related party	235,491	-
Convertible promissory notes payable	480,000	-
Loan payable	5,645	-
Total liabilities	3,128,322	793,464

Stockholders’ deficit:
Common stock, $0.0001 par value, 15,000,000 shares authorized Voting common stock, 1,250,000 shares authorized, 657,485 shares issued and outstanding as of December 31, 2020 and 2019, respectively	66	66
Non-voting common stock, 17,500,000 shares authorized, 13,333,294 and 11,842,515 shares issued and outstanding as of December 31, 2020 and 2019, respectively	1,333	1,184
Additional paid-in capital	1,041,838	1,029,720
Accumulated deficit	(3,850,822)	(1,789,750)
Total stockholders’ deficit	(2,807,585)	(758,781)
Total liabilities and stockholders’ deficit	$320,737	$34,684

The accompanying notes are integral to these consolidated financial statements

EDENLEDGER, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2020	2019
Net revenue	$-	$-

Operating expenses:
Research and development	1,018,073	599,397
Selling, general and administrative	1,060,026	880,318
Total operating expenses	2,078,099	1,479,716

Loss from operations	(2,078,099)	(1,479,716)

Other income (expense):
Other income	50,000	-
Gains (losses) on cryptocurrencies	53,456	284,950
Interest expense	(86,429)	(8,732)
Total other income (expense), net	17,027	276,218

Provision for income taxes	-	-
Net loss	$(2,061,072)	$(1,203,496)

Weighted average common shares outstanding - basic and diluted	13,401,232	12,500,000
Net loss per common share - basic and diluted	$(0.15)	$(0.10)

The accompanying notes are integral to these consolidated financial statements

EDENLEDGER, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICT

	Common Stock				Additional		Total
	Voting Stock		Non-Voting Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit
Balances at December 31, 2018	657,485	$66	11,842,515	$1,184	$1,029,720	$(586,254)	$444,716
Net loss	-	-	-	-	-	(1,203,496)	(1,203,496)
Balances at December 31, 2019	657,485	66	11,842,515	1,184	1,029,720	(1,789,750)	(758,781)
Repurchase of common shares	-	-	(250,000)	(25)	-	-	(25)
Issuance of common shares for services	-	-	6,563	1	-	-	1
Issuance of restricted common stock for services, net of forfeitures	-	-	1,734,216	173	12,118	-	12,291
Net loss	-	-	-	-	-	(2,061,072)	(2,061,072)
Balances at December 31, 2020	657,485	$66	13,333,294	$1,333	$1,041,838	$(3,850,822)	$(2,807,585)

The accompanying notes are integral to these consolidated financial statements

EDENLEDGER, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2020	2019
Cash flows from operating activities:
Net loss	(2,061,072)	(1,203,496)
Adjustments to reconcile net loss to net cash used in operating activities:
Gains on cryptocurrency	(53,456)	(284,950)
Forgiveness of government loan payable	(50,000)	-
Changes in operating assets and liabilities:
Prepaid expenses	16,698	-
Accrued personnel costs	293,326	94,222
Accrued expenses	220,485	(40,000)
Interest payable, related party	59,737	8,732
Net cash used in operating activities	(1,574,283)	(1,425,493)
Cash flows from investing activities:
Purchase of propety and equipment	(31,000)	-
Proceeds from sale of cryptocurrency	77,678	451,450
Purchase of cryptocurrency	-	-
Net cash provided by investing activities	46,678	451,450
Cash flows from financing activities:
Loan payable, related party	1,015,929	690,510
Proceeds from convertible notes payables	715,491	-
Proceeds from loan payable	55,645	-
Issuance of restricted common stock	12,291	-
Deferred offering costs	(67,770)	-
Net cash provided by financing activities	1,731,586	690,510
Net change in cash and cash equivalents	203,981	(283,533)
Cash and cash equivalents at beginning of year	10,462	293,995
Cash and cash equivalents at end of year	$214,443	$10,462

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are integral to these consolidated financial statements

1.	NATURE OF OPERATIONS

EdenLedger, Inc. (the “Company”), doing business as Fanvestor, is a corporation formed on December 13, 2018 under the laws of Delaware. EdenCoin, Inc. (“EdenCoin”) was a corporation formed on July 7, 2017 under the laws of Delaware, and considered a predecessor entity. On October 3, 2019, an Agreement of Merger was approved between the two companies and the surviving corporation was EdenLedger, Inc. The Company is a data-driven investment platform creating a new ecosystem that enables fans (both accredited and non-accredited) to invest in and engage with their favorite talent, musicians, athletes as well as entertainment and sport/e-sport organizations. The Company has two wholly-owned subsidiaries, Fanvestor CF and FanPerks.

As of December 31, 2020, the Company has not generated revenue. The Company’s activities since inception have consisted of formation and development activities and preparations to raise capital. The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $2,061,072 and $1,203,496 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $3,850,822 These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital from related and third-parties. Through the date the consolidated financial statements were available to be issued, the Company has been financed by its primary shareholder and third-party investors. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31. The accompanying consolidated financial statements include the results of operations of EdenLedger, Inc., and its predecessor entity EdenCoin, Inc., as if they were one company since the incorporation of EdenCoin, Inc.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Fanvestor CF and FanPerks. All intercompany transactions and balances have been eliminated.

Stock Split

On October 4, 2019, the Company effected a 1,000-for-1 forward stock split of its issued and outstanding common shares. On January 24, 2020, the Company effected a 10-for-1 forward stock split of its issued and outstanding common shares. On October 28, 2020, the Company effected a 1.25-for-1 forward stock split of its issued and outstanding common shares (see Note 5). Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect these stock splits.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020 and 2019, all of the Company’s cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. The carrying values of the Company’s assets and liabilities approximate their fair values. Other current assets include cryptocurrencies (see note below) which are subject to fair value adjustments using quoted prices from various digital currency exchanges with active markets.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of assets when the assets are placed in service. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2020, property and equipment consist of office equipment and not yet placed in service.

Cryptocurrencies

The Company holds cryptocurrency-denominated assets (“cryptocurrencies”) such as bitcoin, which are included as other current assets in the balance sheets. As of December 31, 2020 and 2019, cryptocurrencies were $0 and $24,222, which is recorded at cost less impairment.

The Company recognizes impairment on cryptocurrency assets caused by decreases in market value, determined by taking quoted prices from various digital currency exchanges with active markets, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such impairment in the value of cryptocurrencies is recorded in other income (expense) in the statements of operations. The Company did not recognize any impairments on cryptocurrencies during the year ended December 31, 2020 and 2019.

Gains and losses realized upon sale of cryptocurrencies are also recorded in other income (expense) in the statements of operations. Realized gains on cryptocurrencies was $53,456 and $284,950 during the years ended December 31, 2020 and 2019, respectively.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products and services and are expensed as incurred.

Software Development Costs

Costs incurred in connection with the development of software products are accounted for in accordance with the ASC 985-20, “Costs of Software to Be Sold, Leased or Marketed.” Costs incurred prior to the establishment of technological feasibility are charged to research and development expense. Software development costs will be capitalized after a product is determined to be technologically feasible and in the process of being developed for market and capitalization ceases after the general release of the software. Amortization of capitalized software development costs will begin upon the release of the software. Capitalized software development costs will be amortized over the estimated life of the related product using the straight-line method. The Company will evaluate its software assets for impairment whenever events or change in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of software assets to be held and used will be measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. If such software assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the software asset.

The Company accounts for costs incurred to develop software for internal use in accordance ASC 350-40 “Internal-Use Software. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Costs incurred during the preliminary project stage along with post-implementation stages of internal use software are expensed as incurred. Capitalized development costs are amortized over a period of three years. Costs incurred to maintain existing product offerings are expensed as incurred. The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life.

There were no capitalized software development costs as of December 31, 2020 and 2019.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Stock-Based Compensation

The Company measures all equity-based awards granted to employees, independent contractors and advisors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. Forfeitures are recorded as they occur. The Company issues stock-based awards with service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As of December 31, 2020, there were an estimated 353,474 potentially dilutive securities outstanding due to the Company’s convertible notes (see Note 4).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	DEBT

Loan Payable, Related Party

In December 2019, the Chief Executive Officer advanced $100,000 to the Company. During 2020, the Chief Executive Officer advanced an additional $800,000. The advances are due on demand and accrues interest at 5% per annum.

As of December 31, 2020 and 2019, the Company owed the Chief Executive Officer $806,439 and $590,910, respectively, for various expenses incurred on behalf of the Company. The loan accrues interest at 5% per annum.

As of December 31, 2020 and 2019, the Company had accrued and unpaid interest of $77,896 and $8,732, respectively, pertaining to these loans.

Convertible Promissory Note Payable, Related Party

During 2020, the Company issued three convertible notes to the Chief Executive Officer for total proceeds of $235,491. If the Company raises external financing of $1,000,000 or achieves revenue, any direct loans provided to the Company or expenses incurred by the CEO on behalf of the Company shall accrue interest at 5% per annum. If the Company raises external financing, any outstanding payables to the CEO may be converted into equity or a convertible note under the same conditions as the participating investors in the financing. Refer to Note 8 for conversion of notes in March 2021.

Convertible Promissory Note Payable

During 2020, the Company issued several convertible promissory notes (“2020 Notes”) for an aggregate principal amount of $480,000. The 2020 Notes are subject to automatic conversion upon the next equity financing. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert at the lower of a conversion price equal to the quotient of the valuation cap divided by the Company’s common shares outstanding or at a discount to the price paid by investors in the qualifying round. The valuation cap of the Notes range from $30,000,000 - $40,000,000 and the discount of the next equity financing range from 20% - 25%. In the event that a qualified equity financing does not occur prior to the maturity date, the 2020 Notes are convertible into shares of the Company’s preferred stock. In the event of a change of control prior to repayment in full, the outstanding principal and any unpaid accrued interest shall be due and payable. The 2020 Notes mature on December 31, 2021 and bears interest at 6% per annum. Refer to Note 8 for conversion of notes in March 2021.

Accrued interest payable on all notes was $17,265 as of December 31, 2020.

Loan Payable

In May 2020, the Company entered into a loan with HSBC as the lender (“Lender”) in an aggregate principal amount of $55,645 pursuant to the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note. Subject to the terms of the note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company has applied to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the Lender. The PPP Loan may be accelerated upon the occurrence of an event of default. In December 2020, $50,000 was forgiven by the Small Business Administration.

5.	STOCKHOLDERS’ EQUITY

Common Stock

Upon the merger of EdenCoin in 2019, the Company had 1,000 common shares issued and outstanding. In October 2019, the Company effected a 1000-for-1 forward stock split of its issued and outstanding shares. As a result, the Company had 1,000,000 common shares issued and outstanding. The Company’s Amended and Restated Certificate of Incorporation authorized 5,000,000 total common shares, par value $0.01, including 100,000 shares designated as voting common stock and 4,900,000 shares designated as non-voting common stock.

In January 2020, the Company effected a 10-for-1 forward stock split of its issued and outstanding shares and in October 2020, the Company effected a 1.25-for-1 forward stock split of its issued and outstanding common shares. As a result, the Company had 13,990,779 common shares issued and outstanding at December 31, 2020. The Company’s Amended and Restated Certificate of Incorporation authorized 18,750,000 total common shares, par value $0.0001, including 1,250,000 shares designated as voting common stock and 17,500,000 shares designated as non-voting common stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements have been adjusted retroactively, where applicable, to reflect the October 2020 stock splits.

In March 2020, the Company repurchased 250,000 common shares for $25.

As of both December 31, 2020 and 2019, the Company had 657,485 voting common shares outstanding. As of December 31, 2020 and 2019, the Company had 13,333,294 and 11,842,115 non-voting common shares outstanding, after effect of the October 2020 stock split and issuance of restricted stock awards (see below).

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

Restricted Stock Awards

In February 2020, the Board of Directors approved the Company’s adoption of the Amended and Restated 2019 Equity Incentive Plan (“2019 Plan”) for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and advisors. The number of shares authorized by the 2019 Plan is 1,875,000 shares. As of December 31, 2020, there were 140,784 restricted stock awards available for future grant.

In 2020, the Company granted 1,840,880 restricted stock awards to advisors and employees pursuant to the 2019 Plan, of which 215,734 awards had performance-based conditions. As of December 31, 2020, the recipients had forfeited 106,664 shares and 1,734,216 shares remained outstanding. Awards with service-based vesting conditions generally vest over a term of four years. Performance-based awards granted vest based on defined milestones or performance measures as defined in the respective agreements. As of December 31, 2020, 180,068 restricted stock awards were vested. No performance-based awards had vested. The Company did not record stock-based compensation expense associated with the stock awards as the grant-date fair value was determined to be nominal per management’s estimates.

6.	INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences, research and development and net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets before valuation allowance of $1,237,095 and $518,823, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,
	2020	2019
Deferred tax assets:
Net operating loss carryforwards	$1,077,736	$487,525
Research and development tax credit carryforwards	16,125	4,812
Other differences	143,234	26,486
Valuation allowance	(1,237,095)	(518,823)
Net deferred tax assets	$-	$-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2020 and 2019, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $1,237,095 and $518,823 were recorded as of December 31, 2020 and 2019, respectively. Valuation allowance increased by $718,272 and $443,033 during the years ended December 31, 2020 and 2019, respectively. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0%. The effective rate is reduced to 0% for 2020 and 2019 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 and 2019, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $3,833,994 and $1,734,349, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

7.	RELATED PARTY TRANSACTIONS

Refer to Note 4 for detail on the Company’s related party loan payable.

On September 1, 2019, the Company entered into an employment agreement with its Chief Executive Officer which entitles him to compensation of $250,000 per year, which shall be accrued until the Company raises debt or equity proceeds of $1,000,000 or has generated revenue. As of December 31, 2020 and 2019, the Company had $380,553 and $94,222 in total accrued compensation, respectively, to the CEO.

8.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 9, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements, other than those disclosed below.

In January 2021, the CEO advanced $200,000 to the Company.

In February 2021, the Company received $203,000 in proceeds pursuant to convertible note agreements with the same terms as the 2020 Notes.

In February 2021, the Company received $58,000 in proceeds pursuant to an additional PPP loan, the terms of which are consistent with those terms described in Note 4.

In March 2021, the Company initiated a Regulation A offering to raise up to 8,333,333 shares of non-voting common stock at a price of $2.50 per share.

In March 2021, noteholders converted an aggregate principal and outstanding interest of $944,424 into 377,769 shares of non-voting common stock. Additionally, the noteholders were issued 99,522 warrants for non-voting common stock.

In March 2021, the Company converted $75,000 in accrued consulting fees in exchange for 30,000 shares of non-voting common stock at a conversion price of $2.50 per share.

INDEX TO EXHIBITS

1.1	Broker-Dealer Listing Agreement (included as an exhibit to the Company’s Form 1-A)
2.1	Amended and Restated Certificate of Incorporation (included as an exhibit to the Company’s Form 1-A)
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (included as an exhibit to the Company’s Form 1-A)
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (included as an exhibit to the Company’s Form 1-A)
2.4	Bylaws (included as an exhibit to the Company’s Form 1-A)
4.1	Form of Subscription Agreement (included as an exhibit to the Company’s Form 1-A)
6.1	Employment Agreement of Michael Golomb (included as an exhibit to the Company’s Form 1-A)
6.2	Advisory Board Agreement (Larry Namer) (included as an exhibit to the Company’s Form 1-A)
6.3	Master Consulting Agreement (Larry Namer) (included as an exhibit to the Company’s Form 1-A)
6.4	Proprietary Information and Inventions Agreement (Larry Namer) (included as an exhibit to the Company’s Form 1-A)
6.5	Advisory Board Agreement (I. Martin Pompadur) (included as an exhibit to the Company’s Form 1-A)
6.9	Common Stock Purchase Agreement, dated August 28, 2019, between EdenLedger, Inc. and Alex Yastremski (included as an exhibit to the Company’s Form 1-A)
6.10	Amended Common Stock Purchase Agreement, August 28, 2019, between EdenLedger, Inc. and Alex Yastremski (included as an exhibit to the Company’s Form 1-A)
6.11	Convertible Promissory Note Purchased by Michael Golomb (May 2020) (included as an exhibit to the Company’s Form 1-A)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EdenLedger, Inc.

/s/ Michael Golomb
Michael Golomb, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Chairman of the Board of Directors
Date: July 8, 2021

/s/ Larry Namer
Larry Namer, Chief Operating Officer and Executive Director
Date: July 8, 2021

/s/ Martin Pompadur
I. Martin Pompadur, Director
Date: July 8, 2021

/s/ Alex Yastremski
Alex Yastremski, Director
Date: July 8, 2021